Exhibit 3.2

Amendment No. 1 to the

Amended and Restated Bylaws of Tier Technologies, Inc.

Section 1.3 of the Tier Technologies, Inc. Bylaws is amended and restated to read as follows:

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President, but special meetings may not be called by any other person or persons. Upon written request to the Chairman of the Board, the President, any Vice President or the Secretary of the corporation by any person or persons (other than the Board of Directors) entitled to call a special meeting of stockholders, such officer shall cause notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, such time to be not less than 35 nor more than 60 days after receipt of such request. If such notice is not given within 20 days after receipt of such request, the person or persons calling the meeting may give notice thereof in the manner provided by law or in these Bylaws. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Nothing contained in this Section 1.3 shall be construed as limiting, fixing or affecting the time or date when a meeting of stockholders called by action of the Board of Directors may be held.

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